

April 6, 2020

<u>Via E-mail</u>
Richard J. Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001-8602

> **Re: HC2 Holdings, Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed April 6, 2020**
> **File No. 1-35210**

Dear Mr. Grossman:

We have reviewed the filing above and have the following comment.

1.   Disclosure indicates that "Percy Rockdale is attempting to take control of your company without paying you an appropriate control premium" and that "…Percy Rockdale has chosen to pursue [a]…consent solicitation…as a means to take full control of the Company without providing you an appropriate control premium." The reference to a control premium suggests that Percy Rockdale is attempting to acquire share capital as opposed to exercising stockholder rights to seek written consents to remove the existing board and elect a new slate of directors. We are unaware of any legal requirement that obligates a non-management party to pay a control premium, or any proxy or consent solicitation undertaken in compliance with Section 14(a) and corresponding Regulation 14A in which a person soliciting proxies or written consents paid a control premium or made another payment to security holders, in exchange for a vote or consent in favor of its candidates. Please refrain from creating the impression that a payment is legally or otherwise required in light of the Rule 14a-9 proscription against omissions of material fact necessary to make the statements made in light of the circumstances under which they are made not false or misleading.

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We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions